EXHIBIT 99.3

Management’s Discussion and Analysis February 28, 2012

Management’s Discussion and Analysis

Our business is exploring for, developing, acquiring and producing natural resources. We manage our activities according to commodity lines and, along with our corporate functions, we are organized into business units focused on copper, coal, zinc and energy.

Through our interests in mining and processing operations in Canada, the United States, Chile and Peru, we are the world’s second-largest exporter of seaborne high quality steelmaking coal, an important producer of copper, and one of the world’s largest zinc producers. We also produce lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers. In addition, we own a 20% interest in the Fort Hills oil sands project and a 50% interest in other oil sands leases in the Athabasca region of Alberta. We also actively explore for gold.

Our corporate business unit manages our corporate growth initiatives and includes groups that provide administrative, technical, financial and other support to all of our business units.

The Management’s Discussion and Analysis of our results of operations is prepared as at February 28, 2012 and should be read in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2011. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we, or our, refers to Teck Resources Limited and its subsidiaries including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise specified, and are based on our consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) for 2011 and 2010 and on Canadian Generally Accepted Accounting Principles (GAAP) for 2009. In addition, we use certain non-GAAP financial measures, which are explained and reconciled throughout the Management’s Discussion and Analysis in this report. Certain comparative amounts have been reclassified to conform to the presentation adopted for 2011.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking information under the caption “Caution on Forward-Looking Information” on page 44, which forms part of this Management’s Discussion and Analysis.

Additional information about us, including our most recent Annual Information Form, is available on the Canadian Securities Administrators website at www.sedar.com (SEDAR) and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

Teck 2011 Management’s Discussion and Analysis	2

Business Unit Results

The table below shows our share of production of our major commodities for the last five years and expected production for 2012.

Five-Year Production Record and Our Expected Share of Production in 2012

	Units						(Note 4) 2012
	(000’s)	2007	2008	2009	2010	2011	estimate

Principal Products
Copper (Notes 1 and 3)
Contained in concentrate	tonnes	218	209	203	216	251	290
Cathodes	tonnes	37	107	105	97	70	72
		255	316	308	313	321	362
Steelmaking coal (Note 2)
Direct share	tonnes	9,024	11,282	18,930	23,109	22,785	25,000
Indirect share	tonnes	1,552	2,345	–	–	–	–
		10,576	13,627	18,930	23,109	22,785	25,000
Zinc
Refined	tonnes	292	270	240	278	291	285
Contained in concentrate	tonnes	699	663	711	645	646	595

Other Products
Lead
Refined	tonnes	76	85	73	72	86	85
Contained in concentrate	tonnes	146	133	132	110	84	70
Molybdenum contained in concentrate	pounds	7,235	7,224	7,798	8,557	10,983	11,000

Notes to five-year production record and 2012 estimate:
(1)
We include 100% of the production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)
The direct share of coal production includes our 40% share of production from the Teck Coal Partnership (formerly Elk Valley Coal Partnership) until we acquired all of the assets of Fording in October 2008 which consisted primarily of its 60% interest in the Teck Coal Partnership. The indirect share of coal production was from our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%.

(3)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the nine months ended September 30, 2010 was 20,700 tonnes. Sales of copper contained in concentrate during the pre-commercial start-up in the nine months ended September 30, 2010 was 16,600 tonnes.

(4)	Production plan for 2012 represents our mid-range production estimates.

Average commodity prices and exchange rates for the past two years, which are key drivers of our profit, are summarized in the following table.

	US$			CDN$
	2011	% chg	2010	2011	% chg	2010

Copper (LME Cash – $/pound)	4.00	+17%	3.42	3.96	+13%	3.52
Coal (realized – $/tonne)	257	+42%	181	254	+35%	188
Zinc (LME Cash – $/pound)	0.99	+1%	0.98	0.98	-3%	1.01
Molybdenum (Platts* – $/pound)	15	-6%	16	15	-6%	16
Lead (LME Cash – $/pound)	1.09	+12%	0.97	1.08	+8%	1.00
Exchange rate (Bank of Canada)
US$1 = CDN$	0.99	-4%	1.03
CDN$1 = US$	1.01	+4%	0.97

*Published major supplier selling price in Platts Metals Week.

Teck 2011 Management’s Discussion and Analysis	3

Our revenue and gross profit before depreciation and amortization by business unit is summarized in the following table.

	Revenues		Gross Profit Before Depreciation and Amortization*
($ in millions)	2011	2010	2011	2010

Copper	$3,108	$2,509	$1,674	$1,462
Coal	5,641	4,351	3,306	2,261
Zinc	2,765	2,363	808	715
Total	$11,514	$9,223	$5,788	$4,438

*Gross profit before depreciation and amortization is a non-GAAP financial measure. See ”Use of Non-GAAP Financial Measures” section for further information.

Teck 2011 Management’s Discussion and Analysis	4

Copper

In 2011, we produced a record 321,000 tonnes of copper from Antamina in Peru, Quebrada Blanca and Carmen de Andacollo in Chile, Highland Valley Copper in British Columbia (B.C.) and Duck Pond in Newfoundland. We achieved a key milestone by completing a two-year waste stripping and buttress placement project at Highland Valley Copper, which will provide access to higher grade ore. Work continued on the Antamina expansion project which saw the successful commissioning of ball mill number four, now operating at 100% capacity. Prefeasibility work on the Relincho Project in Chile was completed and a full feasibility study is now underway. The feasibility study for Quebrada Blanca Phase 2 is expected to be completed by the end of the first quarter of 2012. We also completed prefeasibility work at the Galore Creek project in northwest B.C., with additional environmental and engineering work ongoing. In 2012, we estimate copper production to be in the range of 350,000 to 375,000 tonnes.

In 2011, our copper operations accounted for 27% of our revenue and 29% of our gross profit before depreciation and amortization.

	Revenues		Gross Profit Before Depreciation and Amortization
($ in millions)	2011	2010	2011	2010

Highland Valley Copper	$997	$828	$486	$487
Antamina	799	641	588	420
Quebrada Blanca	562	697	255	406
Carmen de Andacollo	608	208	288	91
Duck Pond	142	135	57	58
Total	$3,108	$2,509	$1,674	$1,462

	Production		Sales
(000’s tonnes)	2011	2010	2011	2010

Highland Valley Copper	97	99	104	98
Antamina	75	68	76	65
Quebrada Blanca	64	86	64	90
Carmen de Andacollo (Note 1)	72	45	69	42
Duck Pond	13	15	13	15
Total	321	313	326	310

(1)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the nine months ended September 30, 2010 was 20,700 tonnes. Sales of copper contained in concentrate during the pre-commercial start-up in the nine months ended September 30, 2010 was 16,600 tonnes.

Teck 2011 Management’s Discussion and Analysis	5

Operations

Highland Valley Copper
We have a 97.5% interest in Highland Valley Copper, located in south-central B.C. Gross profit before depreciation and amortization was $486 million in 2011, similar to $487 million in 2010. Higher copper prices and increased sales volumes of copper and molybdenum were primarily offset by a one-time labour settlement charge of $44 million and a greater proportion of costs capitalized in 2010 as part of the mine life expansion program. Highland Valley Copper’s 2011 copper production was 97,300 tonnes of copper in concentrate, which was similar to 2010. Molybdenum production was 15% higher than 2010 levels at 7.9 million pounds due to higher feed grades.

Ore is mined from the Valley, Lornex and Highmont pits. A two-year waste stripping and buttress placement project on the east wall of the Valley pit was completed in 2011. This will enable higher grade ore to be mined from the Valley pit as new production areas are established on the east wall. With the buttress project complete, the focus has shifted to completing a two-year pre-stripping program for the Lornex pit extension, which received all required permits in late 2011.

A $475 million mill modernization project was approved in the third quarter of 2011. The project includes the construction of new flotation and pebble-crushing capacity adjacent to the existing circuits, which should increase plant availability and increase copper recovery by 2%, molybdenum recovery by 3% and annual mill throughput by 10% over the remaining life of the mine. The project is scheduled for completion in the fourth quarter of 2013. The mill modernization project is not based on a technical report filed under National Instrument 43-101.

Reserves have been expanded in both the Valley and Lornex pits to support a new life of mine plan that will see the operation extend to 2026 at the expanded throughput rate with mill modernization. Resources have also been expanded significantly based on drilling and mine planning work completed during 2011 for the Valley, Lornex and Highmont pits. Additional exploration and definition drilling is planned in 2012 and conceptual engineering studies are underway to further define development scenarios that could incorporate these resources into future mine plans, which have the potential to extend the mine life by an additional 10 to 20 years.

Highland Valley Copper’s production in 2012 is expected to be in the range of 105,000 to 110,000 tonnes of copper. Molybdenum production in 2012 is expected to be similar to 2011.

After completion of the mill modernization project, Highland Valley Copper is expected to produce between 100,000 and 150,000 tonnes of copper per year, depending on ore grades and hardness, for an average of 125,000 tonnes per year, over the current mine life through 2026.

Antamina
We have a 22.5% interest in Antamina, a copper and zinc mine in Peru. Our partners are BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%). In 2011, our share of gross profit before depreciation and amortization was $588 million, compared with $420 million in 2010. This increase was due to significantly higher copper sales volumes and higher copper prices, partially offset by lower zinc sales volumes.

Copper production in 2011 was 333,700 tonnes, 11% higher than in 2010. This was due to higher mined copper grades and record mill throughput of 37.6 million tonnes in 2011, a 3% increase from the previous

Teck 2011 Management’s Discussion and Analysis	6

year. Zinc production decreased by 39% to 235,400 tonnes in 2011 due to lower mined zinc grades and the processing of less copper-zinc ore in the year.

Molybdenum production totalled 13.8 million pounds, which was higher than in 2010 due to higher throughput of copper-only ores with higher molybdenum grades.

As part of a major expansion project to increase ore throughput capacity to 130,000 tonnes per day, Antamina successfully commissioned ball mill number four, which is operating at 100% capacity. SAG mill number two remains in the commissioning phase, which commenced in December 2011. The SAG mill received ore feed in early February. In the flotation areas of the project, good progress is being made towards anticipated final commissioning of the copper and zinc flotation in March and the molybdenum circuit in June 2012.

Our 22.5% share of Antamina’s 2012 production is expected to be in the range of 95,000 to 100,000 tonnes of copper, 40,000 to 45,000 tonnes of zinc and 3.5 million pounds of molybdenum in concentrate.

Quebrada Blanca
Quebrada Blanca is located in northern Chile, 240 kilometres southeast of the city of Iquique. We own 76.5% of Quebrada Blanca and our partners are Inversiones Mineras S.A. (13.5%), and Empresa Nacional de Minería (ENAMI) (10%). The operation mines ore from an open pit and leaches the ore to produce copper cathodes via a conventional solvent extraction and electrowinning (SX-EW) process. Gross profit before depreciation and amortization was $255 million in 2011, compared with $406 million in 2010, due to a decline in production levels.

In 2011, Quebrada Blanca produced 63,400 tonnes of copper cathode, compared to 86,200 tonnes in 2010. This was due to transitioning from high-grade heap leach to a lower-grade dump leach operation and weather-related issues, including heavy rains from January to March and unusual snow conditions in early July.

Production of approximately 65,000 to 70,000 tonnes of copper cathode is expected in 2012.

Quebrada Blanca’s supergene orebody is expected to be mined out by 2016, but residual copper cathode production is expected to continue, at declining production rates, through 2018.

Work continues on finalizing the feasibility study for the Quebrada Blanca hypogene project by the end of the first quarter of 2012. Production could average approximately 200,000 tonnes of copper and 5,000 tonnes of molybdenum per year in concentrates over a 30-year mine life. There is potential for higher production rates during the first 10 years of operation, with production commencing as early as 2016. Infill and exploration drilling continue to produce encouraging results and a new resource and reserve estimate will be completed following the feasibility study. The project will face the same industry-wide cost pressures as seen on other large-scale projects contemplated for development.

As part of the ongoing project work plan for 2012, the Social Environmental Impact Assessment (SEIA) is expected to be submitted to the Chilean authorities during the second quarter. Work continues on securing long-term power supply for the project and settling project financing arrangements with other shareholders. During 2012, partial funding of the project is expected to allow engineering to continue and the procurement of long-lead equipment to begin so that the schedule for a 2016 start-up can be maintained.

Teck 2011 Management’s Discussion and Analysis	7

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine in Chile, which is located 350 kilometres north of Santiago. The remaining 10% is owned by ENAMI. Copper and gold in concentrate and copper cathode are produced from the mine. Gross profit before depreciation and amortization was $288 million in 2011, compared with $91 million in 2010 due to significantly higher copper production and higher copper prices.

Carmen de Andacollo produced a total of 66,100 tonnes of copper contained in concentrate in 2011, compared with 34,800 tonnes in 2010, which included 20,700 tonnes of pre-commercial production prior to September 30, 2010. Copper cathode production was 6,300 tonnes in 2011, compared with 10,300 tonnes last year, as expected, due to the planned depletion of the supergene ore as we transitioned into mining hypogene ore.

Steps were taken to increase plant throughput in 2011, including the installation of a small crusher to feed coarse ore to the pebble crusher and modifications to the SAG mill motor to provide increased power. Concentrate recoveries were above design expectations. In addition, we plan to install a 20,000 tonnes-per-day pre-crushing plant during the first quarter of 2012 at a cost of approximately US$14 million.

We expect 2012 production to be 70,000 to 75,000 tonnes of copper in concentrate and approximately 5,000 tonnes of copper cathode.

Work continues on a study to examine adding more plant capacity to increase annual copper production to a range of 100,000 to 120,000 tonnes. The study includes drilling to confirm additional ore reserves and addresses the key issues of availability of process water and permitting requirements. The study is expected to be completed in the first quarter of 2012. The planned plant throughput and production improvements noted above are not based on a technical report filed under National Instrument 43-101.

Duck Pond
The Duck Pond underground copper-zinc mine is located in central Newfoundland. Duck Pond’s gross profit before depreciation and amortization was $57 million in 2011, similar to $58 million in 2010.

Copper production in 2011 was 13,200 tonnes while zinc production was 21,300 tonnes. This compares with copper production of 15,000 tonnes and 20,200 tonnes of zinc production in 2010.

The current mine life extends to the end of 2014. Duck Pond’s production in 2012 is expected to be approximately 10,000 to 15,000 tonnes of copper and between 15,000 and 20,000 tonnes of zinc.

Relincho (100% owned)
Relincho, a major greenfields copper project, is located in central Chile, approximately 110 kilometres east of the port city of Huasco at an altitude of 2,200 metres above sea level. Prefeasibility work has been completed and indicates that developing a 140,000 tonnes-per-day concentrator and associated facilities would cost approximately US$4 billion, with possible first concentrate production in 2017. Copper production would average 195,000 tonnes per year in the first five years of full production and 180,000 tonnes per year over the 22-year mine life. In addition, 6,000 tonnes per year of molybdenum could be produced as a byproduct over the life of the mine. As a result of the studies completed to date, we decided in the third quarter of 2011 to commence a full feasibility study, which is expected to be complete by the first quarter of of 2013.

Teck 2011 Management’s Discussion and Analysis	8

Galore Creek (50% owned)
The Galore Creek project is located in northwest B.C. A prefeasibility study was completed in July 2011 and an advanced engineering program to consider additional development options was completed in the fourth quarter. As a result of this work, the partners have approved a $25 million work program for 2012 that will focus on field work such as infill and geotechnical drilling to support these development options. Additional engineering and environmental studies will also continue.

Mesaba (100% owned)
Work on an advanced scoping study at the Mesaba copper-nickel project in northern Minnesota continued in 2011. The study is expected to be completed in mid-2012 and will inform a decision on whether to proceed to prefeasibility.

Cominco Engineering Services Limited (CESL)
Located in Richmond, B.C., CESL focuses on advancing and commercializing our proprietary hydrometallurgical technology. We have a well-tested suite of technologies suitable for treating complex copper, copper-gold, copper-nickel and nickel concentrates, particularly those with deleterious elements such as arsenic or magnesium that inhibit the sale of concentrates to conventional smelters. In 2012, the CESL team will continue to seek opportunities to unlock metallurgically challenged resources to create additional value and to commercialize the CESL process.

Teck 2011 Management’s Discussion and Analysis	9

Markets

Copper prices averaged US$4.00 per pound in 2011, up US$0.58 per pound from the 2010 average. London Metal Exchange (LME) copper prices in 2011 recorded their highest levels in 44 years in real terms and their highest annual average ever in nominal terms.

Copper metal demand grew by 3.5% in 2011 to reach 19.9 million tonnes globally. This growth in demand was partially reflected in LME stocks, which ended the year down 1.8% at 371,000 tonnes. Total reported global stocks (which include producer, consumer, merchant and terminal stocks) stood at an estimated 23 days of global consumption versus the 25-year average of 29 days of global consumption.

Production disruptions continued in 2011, with estimates of close to 1.0 million tonnes of planned production lost during the year. Total copper mine production including solvent extraction and electrowinning (SX-EW) increased by only 0.5% in 2011, keeping the global concentrate market in deficit for the year. Despite a forecast increase in global mine production, smelting capacity utilization is expected to remain under pressure in 2012, with the concentrate market remaining in deficit. Based on a history of production shortfalls over the past seven years, combined with the continuing difficulties in bringing new production to market and the number of labour contracts outstanding at major operations in 2012, continued unplanned production disruptions are likely.

With the concentrate market projected to be in deficit in 2012 and the expectation of continued lower smelter capacity utilization, we would expect an increase in the usage of scrap copper to offset any reduction in concentrate feed. With copper scrap availability also remaining tight, we believe total refined production may be insufficient to meet the increase in global copper demand in 2012. With global copper metal demand projected to increase by 3.7% in 2012 compared to 3.5% in 2011, according to Brook Hunt, a Wood Mackenzie Company, supply is expected to lag behind demand and the copper metal market may record another deficit in 2012.

Teck 2011 Management’s Discussion and Analysis	10

Coal

In 2011, we produced 22.8 million tonnes of coal, the majority of which was shipped to the Asia-Pacific region. Through additional drilling at our coal mines, we expanded our proven and probable reserves by 55% from 665 million tonnes of clean coal at the end of 2010 to over one billion tonnes. In addition, our measured and indicated resources now total over 3.6 billion tonnes and our inferred resources over two billion tonnes of raw coal in each case. Estimated production for 2012 is expected to be in the range of 24.5 to 25.5 million tonnes, depending on customer demand.

With current expansion plans underway at our six existing mines, and the potential restart of our Quintette mine, we expect to reach a production rate of approximately 31 million tonnes of coal per year by 2014, subject to permitting.

In 2011, our coal business unit accounted for 49% of revenue and 57% of gross profit before depreciation and amortization.

($ in millions)	2011	2010

Revenues	$5,641	$4,351
Gross profit before depreciation and amortization	$3,306	$2,261

Production (000’s tonnes)	22,785	23,109
Sales (000’s tonnes)	22,207	23,167

Teck 2011 Management’s Discussion and Analysis	11

Operations

Increased gross profit before depreciation and amortization primarily reflects significantly higher selling prices, partially offset by the effects of the stronger Canadian dollar and higher unit cost of product sold. The average realized selling price increased to US$257 per tonne in 2011, compared with US$181 per tonne in 2010.

Factors affecting gross profit in 2011 include higher unit production costs due primarily to the increase in strip ratios, upfront labour settlement costs of $40 million, higher diesel prices and increased contractor costs. Mining contractors were used to a greater extent during 2011 to supplement our own equipment and staffing in order to maximize production and to assist in certain mining areas that are better suited to smaller equipment.

Coal sales volumes of 22.2 million tonnes decreased 4% from 2010, due primarily to a lack of available clean coal inventory in early 2011 and customer-initiated deferrals of shipments late in the year.

Our 2011 production of 22.8 million tonnes decreased slightly from 2010, and fell short of our stated 2011 target. This was due largely to the strike at our Elkview mine and unusually difficult winter weather conditions in the first quarter.

Our investments in mobile equipment and staffing have significantly increased our capacity to move waste and expose raw coal. During 2011, we increased our haul truck fleet size by 23 units and our shovel fleet by two units. In addition, we replaced 21 existing haul trucks and three existing shovels. All of this new equipment is state-of-the-art and large capacity, which increases the overall productivity and efficiency of our mobile equipment fleets. We have also increased our workforce by approximately 500 people. With these additional resources, we ended 2011 achieving record levels of material movement. We completed the expansion of the processing plant at our Greenhills mine during 2011 and the plant expansion at Elkview is expected to be completed in the first quarter of 2012. New five-year union labour agreements were also reached at our Elkview and Fording River mines during 2011.

Work is ongoing to develop and implement selenium management plans for each of our six operating coal mines and for the Quintette Project. It is also possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and implemented. We have begun to implement a number of measures, including a water treatment plant, entailing expenditures of $72 million over the next three years. However, our plans are not yet complete and additional costs may be incurred, which may be significant.

Capital spending in 2011 of $524 million included additional equipment, processing plant upgrades and new pit developments, as well as approximately $70 million for the Quintette Project.

Quintette Project
Our Quintette mine in northeast British Columbia (B.C.) has been closed since 2000. In June 2010, we initiated a feasibility study to reopen this mine, which is expected to be completed in the second quarter of 2012. Long-lead equipment items, including trucks, shovels and drills have been ordered; preliminary on-site work has commenced; and stakeholder consultation and permitting processes are ongoing. The mine will have a design capacity of approximately three million tonnes per year. Assuming the results of the study are positive and necessary permits are received on a timely basis, the mine could be in production in the second half of 2013.

Teck 2011 Management’s Discussion and Analysis	12

Rail
Rail transportation from our five mines in southeast B.C. for seaborne export is now provided under a 10-year agreement with the Canadian Pacific Railway (CP) that commenced in April 2011. This agreement provides us with access to increased rail capacity to support our ongoing coal expansion and includes a commitment by CP to invest capital to increase its capacity to transport coal. The new contract also supports and encourages greater collaboration and transparency between the two companies to enhance the effectiveness of the coal supply chain.

Port
A number of key initiatives have been undertaken to ensure that we have access to ocean port loading capacity in excess of our planned shipping levels. A new railcar positioning indexer was installed mid-2011 at Neptune Bulk Terminals (Neptune) and a second stacker reclaimer will be constructed and put into operation by early 2013. These two projects will increase Neptune’s capacity from eight million tonnes in 2010 to 12.5 million tonnes per year by mid-2013. In addition, Westshore Terminals has announced an expansion of their capacity to 33 million tonnes per year by the end of 2012 and Teck’s contract with Westshore increases proportionately over its four-year term through March 2016. Finally, Ridley Terminals has announced its intention to double its capacity to 24 million tonnes per year and we have reached agreement for sufficient annual capacity to meet our shipping needs for planned Quintette exports through 2024.

Sales
A major focus of our coal marketing strategy has been to establish new customers in markets where long-term growth in steel production and steelmaking coal imports will support our expansion efforts over the long term. Two of the key development markets are India, where steel production growth is in early stages and offers significant upward potential, and China, where urbanization trends favour long-term steel industry growth fundamentals. Over the last year, we have established important new customer relationships in both of these markets that will help us to achieve our growth objectives. At the same time, we continue to focus on enhancing and maintaining relationships with our traditional customers.

Teck 2011 Management’s Discussion and Analysis	13

Markets

The supply of high quality seaborne steelmaking coal was tight for much of 2011, resulting largely from robust demand and weather-related production shortfalls in Australia. Demand was generally strong until late 2011 as customers purchased all available product to make up for the earlier supply disruptions. That situation changed near the end of 2011 when steel demand softened. At the same time, coal production in Canada and Australia had fully recovered from earlier disruptions. Weaker demand and better availability of coal caused the benchmark price for our highest-quality products to decrease from a record high of US$330 per tonne earlier in the year to US$235 per tonne for the first quarter of 2012.

Teck 2011 Management’s Discussion and Analysis	14

Zinc

We are one of the world’s largest producers of zinc, primarily from our Red Dog mine in Alaska and Antamina mine in northern Peru. Our operation in Trail, British Columbia (B.C.) is also one of the world’s largest and lowest-cost integrated zinc and lead smelting and refining operations. In total we produced 646,000 tonnes of zinc (Teck’s share) contained in concentrate while our Trail Operations produced 291,200 tonnes of refined zinc in 2011. In 2012, we estimate production of zinc in concentrate to be in the range of 580,000 to 610,000 tonnes and production of refined zinc to be in the range of 280,000 to 290,000 tonnes.

As an integrated metal producer, we also provide recycling solutions for metal-bearing scrap and residue, also known as electronic waste (e-waste). In 2011, we processed more than 15,000 tonnes of e-waste at our Trail Operations and announced plans to significantly expand our capacity to recycle this material.

In 2011, our zinc business unit accounted for 24% of revenue and 14% of gross profit before depreciation and amortization.

	Revenues		Gross Profit Before Depreciation and Amortization
($ in millions)	2011	2010	2011	2010

Red Dog	$1,008	$1,106	$547	$571
Trail	1,989	1,447	256	155
Other	18	40	2	9
Inter-segment sales	(250)	(230)	3	(20)
Total	$2,765	$2,363	$808	$715

	Production			Sales
(000’s tonnes)	2011	2010	2011	2010

Refined zinc
Trail	291	278	289	274

Contained in concentrate
Red Dog	572	538	556	585
Other business units	74	107	75	111
Total	646	645	631	696

Teck 2011 Management’s Discussion and Analysis	15

Operations

Red Dog
Red Dog is located in northwest Alaska and is one of the world’s largest zinc mines. Red Dog’s gross profit before depreciation and amortization was $547 million, compared with $571 million in 2010. The lower 2011 gross profit was mainly due to lower metal prices and lower sales volumes as a result of the timing of shipments.

In 2011, zinc production at Red Dog was 572,200 tonnes compared to 538,000 tonnes in 2010.  This was due to record mill throughput. Lead production in 2011 was 84,000 tonnes compared to 109,900 in 2010 due to lower ore grades and lower recoveries from near-surface weathered ore from the Aqqaluk pit.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly impact production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are higher in the last six months of the year, resulting in significant variability in its quarterly earnings, depending on metal prices.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation Inc. (NANA), NANA is entitled to a royalty equal to 25% of net proceeds of production. This royalty increases by 5% every fifth year to a maximum of 50%, with the next increase to 30% occurring in the fourth quarter of 2012. The NANA royalty charge in 2011 was US$129 million, compared with US$173 million in 2010. NANA has advised us that it ultimately shares approximately 62% of the royalty, net of allowable costs, with other Regional Alaskan Native Corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog continues to pursue a renewal of its main water discharge permit. In January 2010, the United States Environmental Protection Agency (EPA) released the Aqqaluk Supplemental Environmental Impact Statement (SEIS) and simultaneously issued a new water discharge permit for the mine under the National Pollutant Discharge Elimination System (NPDES). As a result of a third-party appeal of the State of Alaska’s certification of that permit, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (TDS) were stayed pending resolution of the appeal by the Environmental Appeal Board. In March 2010, those limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. Until a permit with attainable limits is issued, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will, however, discharge water in accordance with limits found in the SEIS to be fully protective of the environment, and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement.

We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. Nonetheless, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities, or that permit conditions that are ultimately issued will not impose significant costs on the Red Dog operation.

We expect 2012 production to be in the range of 525,000 to 545,000 tonnes of zinc contained in concentrate and approximately 70,000 tonnes of lead contained in concentrate.

Teck 2011 Management’s Discussion and Analysis	16

Trail Operations
Our Trail Operations in B.C. is one of the world’s largest fully integrated zinc and lead smelting and refining complexes. They also produce a variety of precious and specialty metals, chemicals and fertilizer products. Trail Operations has a two-thirds interest in the Waneta hydroelectric dam as well as ownership of the related transmission system. The Waneta Dam provides low-cost, clean, renewable power to the metallurgical operations.

Trail Operations contributed $256 million to gross profits before depreciation and amortization in 2011, compared with $155 million in 2010. The increase in gross profit was due primarily to higher prices for silver and higher production and sales volumes of zinc, lead and silver. These gains were partially offset by higher labour and supply costs associated with higher production.

Refined zinc production totalled 291,200 tonnes in 2011, compared with 278,300 tonnes the previous year. This increase is due, in part, to improved performance of the zinc electrolytic plant.

Refined lead production of 85,600 tonnes was higher than the 71,500 tonnes produced in 2010. This increased production was due, in part, to the KIVCET furnace operating at higher feed rates than in 2010, improved oxygen supply reliability and no loss of production in 2011 due to planned major maintenance outages.

Record silver production of 21.7 million ounces resulted from increased treatment of silver-bearing concentrate.

Our e-waste recycling process treated 15,600 tonnes of material during the year, and we plan to treat about 17,000 tonnes in 2012. In August 2011, we reached a milestone of 50,000 tonnes recycled since the initiative was undertaken in 2006. We are continuing to process zinc alkaline batteries as part of our expanded efforts in recycling post-consumer waste and, in 2011, we began processing fluorescent light bulbs.

In September 2011 we announced plans to invest $210 million at our Trail Operations to significantly increase our capacity to recycle end-of-life electronics. This $210 million project includes the construction of a new slag fuming furnace and a settling furnace that will integrate into the existing lead smelting process. Construction on the project will begin in 2012, with completion scheduled for 2014. In November, we announced an additional investment of $125 million for installation of a new acid plant, which will replace two existing plants and is expected to deliver enhanced operating reliability and flexibility as well as improved environmental performance. Construction is scheduled to begin in April 2012, with the new plant expected to go into service in late 2013.

In 2012, we expect to produce in the range of 280,000 to 290,000 tonnes of refined zinc, approximately 85,000 tonnes of refined lead and approximately 21 million ounces of silver.

Other Zinc Operations
Our Pend Oreille mine, located in Washington State, has been on care and maintenance since February 2009. A core group of employees is working to keep the site ready in the event of a future restart. All regulatory and environmental requirements are being met.

Teck 2011 Management’s Discussion and Analysis	17

Markets

Zinc prices on the London Metal Exchange (LME) averaged US$0.99 per pound for the year, up US$0.01 per pound from the 2010 average.

In 2011, global zinc metal consumption grew to 13 million tonnes, which was an increase of 4% over 2010 levels. Metal premiums increased in North America while premiums in Asia and in Europe remained stable. Despite the improved demand for zinc in 2011, metal supply grew at a greater rate, leading to a surplus metal market in 2011 of 300,000 tonnes. LME stocks increased by 120,000 tonnes or 17% over 2010 levels and finished the year at 822,000 tonnes. We estimate that total global stocks (which include producer, consumer, merchant and terminal stocks) increased by 294,000 tonnes representing an estimated 51 days of global consumption compared to the 25-year average of an estimated 41 days.

In 2011, global mine production grew by 3%, or 370,000 tonnes of contained zinc, while global refined production rose by 500,000 tonnes or 4%. In 2010, the global concentrate market recorded a deficit and in 2011 the concentrate market remained in deficit as evidenced by falling spot processing fees.

In 2012, we believe the global zinc concentrate market will continue to be in a structural deficit, as global refinery capacity, primarily in China, is expected to grow at a greater rate than global mine production. This structural concentrate deficit should mean that refineries will operate at below full utilization rates and may result in cuts in metal production from planned levels. However, we believe that global refined production should still grow at a greater rate than refined demand, leading to a global zinc metal surplus.

Teck 2011 Management’s Discussion and Analysis	18

Energy

Located in the Athabasca oil sands region of northeastern Alberta, our energy assets include a 20% interest in the Fort Hills oil sands project and a 50% interest in the Frontier oil sands project. In addition, we hold a 50% interest in various other oil sands leases in the exploration phase, including the Lease 421 Area. Our recoverable contingent bitumen resources totalled 2.1 billion barrels at the end of 2011. These valuable long-term assets are located in a politically stable jurisdiction and will be mined using conventional technologies that build upon our core skills in large-scale truck and shovel operations.

We recognize that there are concerns over the potential environmental impact of developing oil sands projects. As such, we are researching methods to improve extraction and processing to enhance the sustainability of our projects. We are encouraged by the progress of the industry towards improving technology and production processes, reducing water consumption, improving tailings management, and increasing land reclamation and revegetation.

We are also developing renewable energy projects. We have a 30% interest in the Wintering Hills Wind Power Project, which became fully operational in November of 2011.

The disclosure that follows includes references to contingent bitumen resource estimates. Further information on these estimates, and the related risks and uncertainties, is set out in our most recent Annual Information Form filed on SEDAR and under cover of Form 40-F on EDGAR. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Fort Hills Oil Sands Project
The Fort Hills oil sands project is located approximately 90 kilometres north of Fort McMurray in northern Alberta. We hold a 20% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands project, with 39.2% held by Total E&P Canada Ltd. (Total) and the remaining 40.8% held by the operator of the project, Suncor Energy Inc. (Suncor).

At December 31, 2011, our best estimate of our 20% share of the recoverable bitumen at Fort Hills is 684 million barrels. To the end of 2011, approximately $2.8 billion has been spent on the Fort Hills project. Our share was $961 million, of which $54 million was spent in 2011. In connection with our ownership interest, we are committed to fund 27.5% of the next $4.7 billion of project spending and our 20% pro rata share thereafter.

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of the cost estimates in anticipation of a project sanction decision by the partners in 2013. Should the partners sanction Fort Hills (Phase 1), production is anticipated to start in 2016, ramping up to approximately 160,000 barrels per day of bitumen production. Potential exists to double production with Phase 2, up to 320,000 barrels per day.

Suncor has provided a forecast project spending estimate of approximately $800 million for 2012, of which our share would be $220 million, including our earn-in commitments.

Teck/SilverBirch Joint Venture
We jointly hold, with SilverBirch Energy Corporation (SilverBirch), oil sands leases located near the Fort Hills project. To date, we have spent $388 million for our 50% share of the acquisition, exploration and engineering costs of these oil sands leases, of which $15 million was spent in 2011.

Teck 2011 Management’s Discussion and Analysis	19

In January 2012, we entered into an agreement to acquire SilverBirch by way of a plan of arrangement for a net cash outlay of $435 million. Closing of the transaction is subject to SilverBirch shareholders approval and receipt of necessary regulatory approvals. On closing, the transaction will give Teck full ownership of the Frontier project, including Equinox. SilverBirch assets other than its interest in Frontier and Equinox will be transferred to a new company, which will be owned by SilverBirch’s shareholders. Completion of this transaction will create a simplified ownership structure for Frontier, provides an opportunity to explore new partnerships and other alternatives to move the project towards development, and reduces Teck’s exposure to oil sands leases not amenable to mining. If the transaction closes, it will increase our best estimate of our total contingent resources by 67% to a total of 3.5 billion barrels of bitumen. This transaction is expected to close in April 2012.

Frontier Project
The Frontier project is located immediately northwest of the Fort Hills project in northern Alberta. We hold a 50% interest in the Frontier project. In November 2011 the Frontier project application was submitted to regulators. Review and approval of the application is expected to take approximately three years. In January, the federal government announced the referral of the Frontier regulatory application to an independent review panel. The Frontier project requires various provincial and federal regulatory reviews; conducting these reviews in parallel can streamline and improve the regulatory process while maintaining a thorough and rigorous review.

The Frontier project consists of approximately 28,960 hectares of oil sands leases and as at December 31, 2011, our best estimate is that our 50% interest in the Frontier project represents approximately 1.4 billion barrels of contingent bitumen resources. The project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen; the first two production lines are planned to have a production capacity of 159,000 barrels per day. The Frontier project includes an option of developing Equinox, 10 kilometres south of Frontier, as a satellite operation.

In 2011, Teck completed testing and sampling at 83 geotechnical sites on and around the Frontier project leases. This geotechnical program was designed to gain information on material suitability and foundation conditions in the proposed facilities areas. No field exploration activities are planned in 2012 – the key focus will be on supporting the regulatory application review, consultations with stakeholders and ongoing engineering studies.

Lease 421 Area
We hold a 50% interest in the Lease 421 Area, which is located east of the Fort Hills project in northern Alberta. In 2011, a seismic program was successfully completed on the Lease 421 Area. Data acquired during the field seismic program should assist in planning future resource delineation programs.

To date, a total of 59 core holes have been completed in the Lease 421 Area. The results indicate 49 of the core holes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with oil sand grades ranging from 9% to 18% by weight, with 10% to 12% fines and overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). These results indicate the potential for a mineable resource; however, further core hole drilling is required to establish the quantity and quality of any potential resource, and environmental baseline data collection is required to assess any future project potential. We expect to spend approximately $5 million for our share of the exploration, engineering and community activities during 2012.

Teck 2011 Management’s Discussion and Analysis	20

Wintering Hills Wind Power Project
Wintering Hills is located near Drumheller, Alberta. We hold a 30% interest in Wintering Hills with Suncor Energy Products Inc., a wholly owned subsidiary of Suncor Inc., the project operator. Installation of 55 wind turbines was completed during 2011 and operations began in November 2011. Our share of expected power generation in 2012 is 80 GWhs, which will result in 50,000 tonnes of CO2-equivalent offsets. Our total investment in connection with the project was approximately $64 million.

Teck 2011 Management’s Discussion and Analysis	21

Exploration

Throughout 2011, exploration efforts in Canada, Alaska, Mexico, Chile, Peru, Ireland, Turkey, Namibia and Australia were carried out through our eight regional offices. Expenditures of $105 million in 2011, including mine site and development/engineering projects, were focused on copper, zinc and gold opportunities.

Several Teck-owned porphyry copper projects in Canada, Chile, Mexico, Peru, Turkey and Namibia were drilled during 2011. Three joint venture copper projects – Halilaga in Turkey, La Verde in Mexico, and Zafranal in Peru – are continuing to advance through the resource estimate stage. In addition, several Teck-owned copper projects in Mexico, Peru, Chile, Brazil and Namibia were drilled by other parties, pursuant to earn-in agreements. In 2011, we conducted ground geophysical surveys and drill target definition outside the historical Bethlehem pits at our Highland Valley Copper mine in Canada. At our Quebrada Blanca mine in Chile, we drilled targets approximately 10 kilometres from the existing mine and at our Relincho project in Chile we made new surface discoveries approximately two kilometres from the planned pit. In 2012, we plan to drill several copper projects in British Columbia, Mexico, Peru, Chile, Turkey and Namibia.

Zinc exploration remains focused in three areas: the Red Dog mine district in Alaska, northeastern Australia, and Ireland. In both Alaska and Australia, the target type is large, high-grade, sediment-hosted deposits similar to Red Dog. In 2011, we undertook approximately 4,000 metres of exploration drilling on the Noatak project, where there are multiple high quality targets near our existing Red Dog mine. In Ireland, the target type is large high-grade deposits similar to the producing Navan mine. We also conducted exploration drilling for zinc in northeastern Australia and in Ireland in the Limerick Basin. Drill programs will continue in all three countries in 2012.

In addition to exploring for copper and zinc, we are exploring for, and looking to partner in, new gold opportunities. Our plan is to explore, find and advance gold resources through targeted exploration activity in secure jurisdictions. Once an opportunity has been recognized, the strategy is to optimize that opportunity or asset through further definition drilling and engineering studies and then capture value through periodic divestitures. Our current exploration efforts in gold are primarily focused in Canada, Chile, Peru, Mexico and Turkey. In 2011, our Demir and Halilaga gold exploration projects in Turkey moved toward the resource estimate stage. In 2012, we expect our TV Tower project in Turkey will also progress toward the resource estimate stage. We will also drill projects in Alaska, Peru and Chile in 2012.

Teck 2011 Management’s Discussion and Analysis	22

Financial Overview

Our results for 2011 were prepared in accordance with International Financial Reporting Standards (IFRS), which we now treat as Generally Accepted Accounting Principles (GAAP). On conversion to IFRS our accounting policies changed and the presentation, financial statement captions and terminology used in this annual report and the accompanying consolidated financial statements differ in many respects from that used in all previously issued financial statements and annual reports. Further details on the conversion to IFRS are provided under the caption “International Financial Reporting Standards” and in the notes to our consolidated financial statements as at and for the year ended December 31, 2011. The new accounting policies have been applied in accordance with the transition rules applicable to the conversion to IFRS. Under these transition rules, comparative figures as at and for the year ended December 31, 2010 have been prepared and presented in accordance with IFRS. Comparative figures for 2009 have been prepared and presented in accordance with accounting principles generally accepted in Canada for that period. In addition, certain comparative figures have been reclassified to conform to the presentation adopted for 2011.

Financial Summary
($ in millions, except per share data)	2011	2010	2009

Revenue and profit
Revenues	$11,514	$9,223	$7,674
Gross profit before depreciation and amortization	$5,788	$4,438	$3,662
EBITDA*	$5,459	$4,326	$4,109
Profit attributable to shareholders	$2,668	$1,820	$1,831

Cash flow
Cash flow from operations	$3,957	$3,274	$2,983
Capital expenditures	$1,236	$810	$590
Investments	$463	$46	$372

Balance sheet
Cash balances, including restricted cash	$4,405	$832	$1,420
Total assets	$34,219	$29,055	$29,873
Debt, including current portion	$7,035	$4,948	$8,004

Per share amounts
Profit attributable to shareholders
Basic	$4.52	$3.09	$3.43
Diluted	$4.50	$3.08	$3.42
Dividends declared per share	$0.70	$0.50	$–

*EBITDA is a non–GAAP financial measure. See “Use of Non–GAAP Financial Measures” section for further information.
Financial data for 2011 and 2010 was prepared in accordance with IFRS. Financial data for 2009 was prepared using Canadian GAAP.

Our revenue and profit depend on prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or in the case of steelmaking coal, at negotiated prices on term contracts. Prices for these products, particularly for exchange–traded commodities, can fluctuate significantly and that volatility can have a material effect on our financial results.

We record our financial results using the Canadian dollar and accordingly, our operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries where we operate. Exchange rate movements can have a significant impact on our results, as a significant portion of our operating costs are incurred in Canadian and other currencies and most of our revenues and debt are denominated in United States (U.S.) dollars.

Teck 2011 Management’s Discussion and Analysis	23

Profit attributable to shareholders for 2011 was $2.7 billion, or $4.52 per share, which included $146 million of after-tax gains on the sale of assets. This compares with $1.8 billion or $3.09 per share in 2010, which included a total of $768 million of after-tax gains on the sale of assets and a $658 million after-tax charge related to our debt refinancing activities. Profit attributable to shareholders in 2009 was $1.8 billion, or $3.43 per share, which included $881 million of after-tax non-cash foreign exchange gains and gains on the sale of assets.

Our profit over the past three years has included items that we segregate for presentation to investors so that the ongoing profit of the company may be more clearly understood. These are described below and summarized in the table that follows. Excluding these items, our profit for 2011 was positively affected by higher prices for our major commodities.

Our profit in 2010 included $65 million of after-tax non-cash foreign exchange gains and $768 million of after-tax gains on the sale of various assets that were undertaken as part of our debt reduction plan. Partially offsetting these favourable items were $658 million of after-tax unamortized discounts and issues costs related to our Fording acquisition debt that we wrote off as we repaid and refinanced that debt.

Our profit in 2009 included $561 million of after-tax non-cash foreign exchange gains on our net debt and $320 million of after-tax gains on the sale of various assets that were undertaken as part of our debt reduction plan. Partially offsetting these favourable items were $117 million of unamortized discounts and issues costs related to our Fording acquisition debt that we wrote off as we repaid and refinanced that debt and $139 million of impairment losses related to our oil sands assets, the majority of which relates to the delay of the mine and bitumen production portion of the Fort Hills project.

The table below shows the impact of these items on our profit.

	2011	2010	2009

Profit attributable to shareholders	$2,668	$1,820	$1,831

Add (deduct) the after-tax effect of:
Gains on sale of assets	(146)	(768)	(320)
Foreign exchange gains	(4)	(65)	(561)
Derivative (gains) losses	(128)	(153)	36
Financing items	-	658	117
Asset impairments and write downs	23	-	139
Tax items	-	11	(30)
Collective agreement charges	55	-	-
Earnings from discontinued operations	-	-	(81)

Adjusted profit *	$2,468	$1,503	$1,131

Adjusted earnings per share *	$4.18	$2.55	$2.12

*Adjusted profit and adjusted earnings per share are all non-GAAP measures. See “Use of Non-GAAP Financial Measures” section for further information.

Cash flow from operations in 2011 was $4.0 billion, compared with $3.3 billion in 2010 and $3.0 billion in 2009. The changes in cash flow from operations are due mainly to the volatility in commodity prices and changes in the Canadian/U.S. dollar exchange rate.

At December 31, 2011, our cash balance was $4.4 billion. Total debt was $7.0 billion and our net debt to net debt-plus-equity ratio was 13% compared with 21% at December 31, 2010.

Teck 2011 Management’s Discussion and Analysis	24

Gross Profit

Our gross profit is made up of our revenues less the operating, depreciation and amortization expenses at our producing operations. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper, steelmaking coal and zinc, which accounted for 23%, 49% and 12% of revenues respectively in 2011. Silver and lead are significant byproducts of our zinc operations, accounting for 8% and 3% each, respectively, of our 2011 revenues. We also produce a number of other byproducts including molybdenum, various specialty metals, chemicals and fertilizers, which in total accounted for 5% of our revenue in 2011.

Our revenues are affected by sales volumes, which are determined by our production levels and demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenues were a record $11.5 billion in 2011 compared with $9.2 billion in 2010, driven by higher average prices for our main commodities in 2011 than 2010 and higher sales volumes for our copper, partly offset by lower sales volumes of steelmaking coal and zinc.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting operation, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

The magnitude of our costs is dictated mainly by our production volumes, the costs of labour, operating supplies and concentrate purchases, by strip ratios, haul distances and ore grades, and by distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production may also affect our sales volumes and, when combined with commodity prices, affects profitability and ultimately our royalty expenses.

Teck 2011 Management’s Discussion and Analysis	25

Our cost of sales was $6.6 billion in 2011, compared with $5.7 billion in 2010. The new copper concentrator at Carmen de Andacollo operated for a full year in 2011, compared with three months in 2010, as commercial production commenced October 1, 2010. This accounted for approximately $250 million of the increase in cost of sales in 2011. We also incurred one-time labour settlement costs at Highland Valley Copper and our coal operations totalling $84 million in 2011. The balance of our higher costs of sales was partly due to increased energy costs, consumables and the use of contractors to maximize production at our coal operations. In addition, the cost of concentrate purchases at our Trail Operations increased by approximately $400 million due to higher metal prices, especially for silver, and as a result of our Trail Operations functioning at higher production levels compared with 2010.

In 2011, our depreciation expense was $911 million compared with $916 million in 2010. An increase in throughput at our copper operations led to a slight increase in the depreciation charge in our copper division. However, this was more than offset by the effect of an increase in our coal reserves, which reduced our per-unit amortization rate and our overall depreciation charge for coal. We expect that these increased reserves will have a more significant effect in reducing the depreciation charge in 2012.

Other Expenses

($ in millions)	2011	2010

General and administrative	$125	$137
Exploration	105	56
Research and development	17	20
Other operating expense (income)	174	(640)
Finance income	(113)	(95)
Finance expense	595	691
Non-operating expense (income)	(197)	418
Share of income (losses) of associates	5	5
	$711	$592

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development program and through acquisition of interests in new properties or in companies that own such properties. Exploration for minerals and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production. We have increased our exploration activities in 2011 and 2010.

Our research and development expenditures are primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations.

Other operating income and expenses includes items we consider to be related to the operation of our business, such as final pricing adjustments, which are further described in the next paragraph, share-based compensation, gains or losses on commodity derivatives, gains or losses on sale of operating or exploration assets, and provisions for our closed properties. Significant items in 2011 include $130 million of gains on the sale of assets, $210 million of negative pricing adjustments described in more detail in the paragraph that follows and a $21 million expense recovery for share-based compensation resulting from the decline in our share price. Significant items in 2010 included $721 million of gains on the sale of assets, $116 million of positive pricing adjustments and a $124 million charge for share-based compensation.

Teck 2011 Management’s Discussion and Analysis	26

Final pricing adjustments from the sale and purchase of our various products are now included in other operating income (expense). These pricing adjustments were previously included in our revenue or operating costs as applicable. Sales of metals in concentrate or copper cathodes are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Revenue in a quarter is based on prices at the date of sale. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail Operations where the opposite effects occur.

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at December 31, 2010 and 2011, respectively.

		Outstanding at		Settled during	Outstanding at
		December 31, 2010		2011	December 31, 2011
(pounds in millions)		Pounds	US$/lb	US$/lb	Pounds	US$/lb
				4.37
Copper	sold	98	4.39		164	3.43
Zinc	sold	140	1.11	1.09	184	0.83
Zinc	payable	78	1.11	1.09	108	0.83
Lead	sold	2	1.17	1.18	41	0.90

Our finance income includes the expected return on our pension plan assets interest and investment income. Our finance expense includes interest expense on our debt, financing fees and amortization and the interest components of our pension obligations and decommissioning and restoration provisions less any interest that we capitalize against the cost of our development projects. The reduction in our finance expense relates primarily to lower average interest rates. Although we have higher debt levels resulting from the US$2 billion of bonds issued in July 2011, the effect of the higher debt was largely offset by the ongoing effect of the liability management transactions undertaken in 2010 in which we replaced high-yield debt with lower-cost debt with staged maturities.

Non-operating income (expense) includes items that arise from financial and other matters and includes such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities and gains and losses on the revaluation of the call options on certain of our high-yield notes. In 2011, other non-operating income consisted primarily of $146 million of gains on the revaluation of the call options on our high-yield notes and $44 million of gains on the sale of various investments. 2010 included debt repurchase and refinancing charges of $782 million related to our liability management transactions partly offset by $168 million of gains on the revaluation of our call options and $138 million from the sale of investments.

We account for our investment in the Fort Hills Energy Limited Partnership using the equity method. The majority of the activities on this project relate to capital projects rather than expenditures that affect profit.

Income and resource taxes were $1.4 billion, or 34% of pre-tax profit, which is higher than the Canadian statutory income tax rate of 27%. This was mainly due to the effect of resource taxes in Canada and higher tax rates in foreign jurisdictions.

Teck 2011 Management’s Discussion and Analysis	27

Income tax pools arising, in large part out of the Fording acquisition that occurred in 2008, currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards generated primarily by those pools are $8.4 billion. We remain subject to cash taxes in foreign jurisdictions and resource taxes in Canada.

Profit attributable to non-controlling interests relate to the ownership interests in our Highland Valley Copper, Quebrada Blanca, Carmen de Andacollo and Elkview mines that are held by third parties.

Financial Position and Liquidity

Our financial position and liquidity continued to improve during 2011. This was a result of the cash flow derived from our operations and $1.9 billion from long-term notes issued in July. Our total debt balance was $7.0 billion at December 31, 2011 compared with $4.9 billion at the end of 2010.

Our debt positions and credit ratios are summarized in the following table.

	December 31,	December 31,
	2011	2010

Fixed rate term notes	$6,698	$4,694
Other	219	281
Total debt (US$ in millions)	6,917	4,975

Canadian $ equivalent at year-end exchange rate	7,035	4,948
Less cash balances	(4,405)	(832)
Net debt	$2,630	$4,116

Debt to debt-plus-equity	28%	24%
Net debt to net debt-plus-equity	13%	21%
Average interest rate at year-end	6.93%	7.59%

The cost of funds under our credit facilities depends in part on our credit ratings. Moody’s currently rates us at Baa2 with a stable outlook, Standard & Poor’s rates us at BBB with a stable outlook, Dominion Bond Rating Service rates us as BBB with a stable trend and Fitch Ratings rates Teck as BBB with a stable outlook. The costs under our credit facilities would change if certain of our credit ratings were to change.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations and funds available under our committed bank credit facilities, of which approximately $1.1 billion is currently available.

Operating Cash Flow
Cash flow from operations was $4.0 billion in 2011 compared with $3.3 billion in 2010. The increased cash flow from operations in 2011 was due mainly to the higher gross profits at our operations from rising commodity prices.

Investing Activities
Capital expenditures were $1.2 billion in 2011 and included $520 million on sustaining capital and $720 million on development projects. The largest components of sustaining expenditures were $250 million at Teck Coal, approximately $50 million at each of Trail Operations, Red Dog, Quebrada Blanca and $45 million

Teck 2011 Management’s Discussion and Analysis	28

at Highland Valley Copper. Development expenditures included approximately $275 million at Teck Coal as part of our plans to increase coal production to 31 million tonnes, $130 million for our share of the Antamina expansion project, $85 million for Highland Valley Copper’s mine life extension project, $75 million for the Phase 2 hypogene project at Quebrada Blanca, $40 million at Carmen de Andacollo and $32 million for the Wintering Hills Wind Power Project. Investments in 2011 totalled $463 million, of which $300 million was for a number of publicly traded companies and $54 million for our share of costs for our equity accounted investment in Fort Hills.

Cash proceeds from the sale of non-core assets in 2011 totalled $289 million. The amount includes $128 million for the sale of the Carrapateena project in Australia and $161 million from the sale of other assets and investments in publicly traded companies.

Financing Activities
Significant financing activities during 2011 included the US$2 billion notes offering that closed in July, for net proceeds of $1.9 billion and $171 million to repurchase 4.8 million Class B subordinate voting shares for cancellation pursuant to our normal course issuer bid.

During the first half of 2010, we repaid the remaining outstanding balance of US$2.35 billion on the term loan related to our 2008 acquisition of Fording Coal with cash flow derived from our operations and proceeds from the sale of non-core assets. In the latter half of 2010 we initiated three tender offers totalling US$1.450 billion and acquired and cancelled US$1.993 billion of the high-yield notes that we issued in May 2009. We financed these tender offers with cash on hand and the issuance of new lower coupon notes maturing in 2017, 2021 and 2040. These transactions reduced our future interest expense by approximately US$225 million per year. We retired debt with an average maturity of six years and issued debt with an average maturity of 18 years.

On February 28, 2012, we issued US$500 million of senior unsecured notes due March 1, 2019 and US$500 million of senior unsecured notes due March 1, 2042. The 2019 notes bear interest at 3% per annum and the 2042 notes bear interest at 5.2% per annum. We also issued a notice of redemption to redeem all US$530 million principal amount of our outstanding 9.75% senior notes due 2014 and US$521 million principal amount, or approximately half, of our outstanding 10.75% senior notes due 2019, with the redemption to take place on March 19, 2012. We intend to use the net proceeds from our offering of the notes described above plus cash on hand to fund the redemptions. Interest expense savings resulting from the redemption and the issuance of new notes are expected to be approximately US$55 million per annum, on an after-tax basis, and we expect to record an estimated net after-tax accounting charge of approximately US$340 million in the first quarter of 2012 in connection with the redemption.

Including the issue and redemption of notes described in the paragraph above, average maturity profile of our consolidated indebtedness is approximately 15.1 years and the weighted average interest rate is approximately 6.0%.

Teck 2011 Management’s Discussion and Analysis	29

Quarterly Earnings and Cash Flow

($ in millions except per share data)	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,972	$3,380	$2,796	$2,366	$2,716	$2,414	$2,198	$1,895
Gross profit	1,212	1,571	1,197	897	1,127	926	848	621
EBITDA	1,304	1,660	1,461	1,034	1,013	921	888	1,504
Profit attributable to shareholders	637	814	756	461	325	316	283	896
Earnings per share	1.08	1.38	1.28	0.78	0.55	0.54	0.48	1.52
Cash flow from operations	1,199	1,383	621	754	1,156	771	834	513

Revenues from operations were $3.0 billion in the fourth quarter compared with $2.7 billion a year ago. Revenues from our copper business unit were similar to the same period a year ago, as higher sales volumes were offset by lower copper prices. Coal revenues increased by $219 million compared with the fourth quarter of 2010 due to significantly higher realized coal prices, partially offset by a 7% decline in sales volumes. Revenues from our zinc business unit rose slightly from a year ago as higher sales volumes from our Trail Operations were offset by lower volumes from Red Dog and lower zinc and lead prices.

Gross profit before depreciation and amortization from our copper business unit decreased by $102 million in the fourth quarter compared with a year ago, as a result of lower copper prices and a one-time pre-tax $44 million labour settlement charge at our Highland Valley Copper mine. These items were partly offset by a 12% increase in sales volumes due to higher production levels and timing of shipments last year. Copper production in the fourth quarter rose by 5% to 89,000 tonnes compared with a year ago, primarily as a result of improved production at Highland Valley Copper, Carmen de Andacollo and Antamina. Copper prices averaged US$3.40 per pound in the fourth quarter of 2011, a decrease of 13% from US$3.92 per pound in the same period a year ago.

Gross profit before depreciation and amortization from our coal business unit increased by $209 million in the fourth quarter compared with a year ago, primarily due to significantly higher coal prices. Lower sales volumes and higher unit operating costs partially offset the higher coal prices. Coal production was on target in the fourth quarter, increasing by 11% over last year to 6.7 million tonnes. This was the result of our significant investment in mobile equipment and workforce to implement our planned expansion. Unit cost of product sold in the fourth quarter, before transportation and depreciation charges, of $65 per tonne improved from previous quarters this year but increased by 20%, or $11 per tonne, over the same quarter of 2010 due primarily to increased contractor costs, higher strip ratios and significantly higher prices for diesel and explosives. Coal sales of 5.5 million tonnes in the fourth quarter were below production levels and 7% lower than the same period last year. The decrease in fourth quarter sales volume compared with the same quarter in 2010 reflects the weaker market conditions. Global economic conditions and softer steel prices have caused many steel producers to slow their production and be cautious in purchasing raw materials. While we continue to develop our production capacity, our plans allow for flexibility to adapt to changes in demand. We realized an average coal price of US$253 per tonne in the fourth quarter, which was lower than the record high prices achieved earlier in 2011, but still up 27% over the same period a year ago.

Gross profit before depreciation and amortization from our zinc business unit decreased by $25 million in the fourth quarter compared with a year ago partly due to lower zinc and lead prices and lower sales volumes from Red Dog. Zinc and lead sales volumes from Red Dog declined by 11% and 20%, respectively, as

Teck 2011 Management’s Discussion and Analysis	30

customers had accelerated deliveries of zinc and lead in the fourth quarter of 2010. Lead sales were also lower due to reduced annual lead production levels as a result of lower ore grades from the Aqqaluk pit. Refined zinc and lead production from Trail Operations increased by 6% and 71%, respectively, compared with a year ago as a result of improved performance in all areas of the plant, increased throughput, and the impact of maintenance shutdowns in the fourth quarter of 2010.

Profit attributable to shareholders was $637 million, or $1.08 per share, in the fourth quarter compared with $325 million or $0.55 per share in the same period last year primarily due to significantly higher coal prices, partially offset by lower sales volumes of zinc and coal. Other items affecting profit attributable to shareholders in the fourth quarter were a gain related to an increase in the fair value of our option to call certain of our high-yield notes prior to their maturity, which resulted from declining market interest rates in the quarter. In addition, we incurred a one-time $29 million after-tax charge in connection with a labour settlement at our Highland Valley Copper mine. Pricing adjustments were minimal in the fourth quarter of 2011 compared with $38 million of after-tax positive pricing adjustments in the fourth quarter of 2010.

Cash flow from operations, before changes in non-cash working capital items, was $1.2 billion in the fourth quarter compared with $1.0 billion a year ago.

Changes in non-cash working capital items resulted in a use of cash of $49 million in the fourth quarter compared with a $124 million source of cash in the same period a year ago. In the fourth quarter of 2010, we sold a portion of our coal receivables, which reduced our working capital requirements by approximately $150 million.

Outlook

The information below is in addition to the disclosure concerning specific operations included in the Operations section of this document.

We continue to experience volatile markets for our products. Commodity markets have historically been volatile and prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. The uncertainty over the ongoing economic conditions in Europe continues to have an effect on the global economy, and this may affect both prices and shipments to our customers.

Commodity Prices and 2012 Production
Commodity prices are a key driver of our earnings. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes, the availability of skilled labour to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in Europe, we believe that, over the longer term, the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long-term price environment for the products that we produce and sell remains favourable.

Based on our expected 2012 mid-range production estimates and a Canadian/U.S. dollar exchange rate of $1.00, the sensitivity of our annual profit attributable to shareholders to the indicated changes in commodity prices, before pricing adjustments, and the U.S. dollar exchange rate is as follows:

Teck 2011 Management’s Discussion and Analysis	31

	2012
	Mid-Range		Effect of
	Production		Change	Effect on
	Estimates	Change	On Profit	EBITDA
Coal (000’s tonnes)	25,000	US$1/tonne	$ 16 million	$ 25 million
Copper (tonnes)	362,000	US$0.01/lb	$ 5 million	$ 7 million
Zinc (tonnes)	880,000	US$0.01/lb	$ 7 million	$ 10 million
US$ exchange		Cdn$0.01	$ 55 million	$ 85 million

(1)	The effect on our profit attributable to shareholders of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2)	Zinc includes 285,000 tonnes of refined zinc and 595,000 tonnes of zinc contained in concentrates.
(3)	All production estimates are subject to change based on market and operating conditions.

Foreign exchange translation gains and losses on our U.S. dollar denominated debt arising from exchange rate fluctuations are not expected to have a significant effect on our 2012 earnings, as our debt level is expected to be designated as a hedge against our investments in U.S. dollar denominated foreign operations and working capital items.

Copper and zinc prices are currently trading similar to 2011 average prices. Coal market conditions softened in the third quarter and remained so through the fourth quarter. By historical standards, however, prices for high quality steelmaking coal remain relatively high. The fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2012, has averaged approximately $1.01 against the U.S. dollar compared with $0.99 in 2011.

Our copper production for 2012 is expected to be in the range of 350,000 to 375,000 tonnes, as a result of improved production at our operations. This compares with 321,000 tonnes produced in 2011.

Our coal production in 2012 is expected to be in the range of 24.5 to 25.5 million tonnes. Our actual production will depend upon improvements in customer demand for deliveries of steelmaking coal. Should deliveries not improve, we may adjust our production plans, depending on market conditions and the sales outlook. We have the flexibility to devote additional resources to pre-stripping in these circumstances.

Our zinc in concentrate production in 2012 is expected to be in the range of 580,000 to 610,000 tonnes compared with 646,000 tonnes in 2011. Red Dog’s production is expected to decrease by approximately 35,000 tonnes and our share of zinc production from Antamina will decrease by approximately 10,000 tonnes due to ore-body sequencing. Refined zinc production from our Trail Operations in 2012 is expected to be in the range of 280,000 to 290,000 tonnes.

Teck 2011 Management’s Discussion and Analysis	32

Capital Expenditures
Our forecast capital expenditures for 2012 are expected to be approximately $2.3 billion and are summarized in the following table:

($ in millions)	Sustaining	Development	Total
Copper	$320	$860	$1,180
Coal	365	505	870
Zinc	160	60	220
Energy (note 1)	-	40	40
Corporate	25	-	25
	$870	$1,465	$2,335

(1)	Assumes successful closing of SilverBirch acquisition in April 2012.

Spending on development projects is expected to include $340 million for Quintette, $325 million for Quebrada Blanca Phase 2 and $300 million for Highland Valley Copper’s mill expansion and extension stripping. The amount and timing of actual capital expenditures is dependent upon being able to secure necessary permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. Some of these expenditures have not yet received all necessary internal or minority interest approvals.

We also expect to invest approximately $220 million as our share of costs for the Fort Hills oil sands project, which is accounted for as an investment in associates.

Foreign Exchange, Debt Revaluation and Interest Expense
The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2011, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations and working capital items. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

Taxes
The Peruvian Government enacted a new mining tax regime effective October 1, 2011, which includes a Special Mining Tax, a Modified Mining Royalty and a Special Mining Burden. Our Peruvian affiliate, Compañia Minera Antamina S.A. (CMA), is operating under a tax stability agreement and is exempt from the Special Mining Tax and the Modified Mining Royalty until 2016. In the interim, CMA will be subject to the Special Mining Burden which applies to its operating margin based on a progressive sliding scale ranging from 4% to 13.12%, which is deductible in computing its Peruvian income taxes.

In October, the Canadian Parliament substantively enacted legislation to remove the ability of corporations to defer income for tax purposes through partnership structures. The regulations allow for a phase-out period over five years. The date at which this change will affect our taxes payable is dependent upon income levels in Canada.

Teck 2011 Management’s Discussion and Analysis	33

Other Information

British Columbia Carbon Tax and Cap and Trade
The Province of British Columbia (B.C.) introduced a carbon tax on virtually all fossil fuels in 2008. The tax is imposed on fossil fuels used in B.C. and, as of July 1, 2011, is based on $25 per tonne of CO2-emission equivalent, increasing to $30 per tonne in 2012. For 2011, our seven B.C.-based operations paid $29.7 million in provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas. We anticipate that this will increase to approximately $35–$40 million per year in carbon tax by 2012 as the tax rate increases. The B.C. government has initiated the creation of a cap and trade mechanism to further reduce greenhouse gas emissions. However, it has indicated that the carbon tax and the cap and trade system will be integrated to avoid double taxation. We will monitor this issue as legislation is developed.

Financial Instruments and Derivatives
We hold a number of financial instruments and derivatives, the most significant of which are marketable equity securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, settlements receivable, settlements payable, and prepayment rights on our 2016 and 2019 notes. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income and profit from continuing operations. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

Critical Accounting Estimates and Judgments

In preparing financial statements, management has to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience and other factors we consider to be reasonable, including expectations of future events, management makes judgments that are believed to be reasonable under the circumstances. Actual results could differ from our estimates. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management’s critical accounting estimates apply to the assessment of the impairment of goodwill, the estimated recoverable reserves and resources, and the valuation of other assets and liabilities such as decommissioning and restoration provisions, accounting for income taxes, retirement benefit obligations, and derivatives.

Goodwill Impairment Testing
We allocate goodwill arising from business combinations to the cash generating unit or group of cash generating units acquired that are expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount relating to each cash generating unit or group of cash generating units to which goodwill has been allocated. The recoverable amount relating to each cash generating unit or group of cash generating units is determined as the higher of its fair value less cost to sell and its value in use.

We determine the recoverable amount of individual cash generating units or groups of cash generating units by using discounted cash flow models prepared by internal experts with help from third-party advisors when required.  Significant assumptions used include commodity prices, mineral reserves and resources, operating costs, capital expenditures, discount rates, foreign exchange rates, and inflation rates. The assumptions used are based on management’s best estimates and are reviewed by senior management. Significant judgment is applied, and changes in these assumptions may alter the results of goodwill impairment testing, impairment charges recorded in the income statement and the resulting carrying values of assets.

Teck 2011 Management’s Discussion and Analysis	34

We did not record any impairment of our goodwill balances in 2011. Significant changes to long-term commodity prices and discount rates would be required before impairment would be indicated.

Estimated Recoverable Reserves and Resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters.  This includes, with respect to production costs, mining and processing recoveries, cut-off values or grades, and assumptions relating to long-term commodity prices.  In some cases, mineral reserve and resource estimates are further affected by exchange rates, inflation rates and capital costs assumptions. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, amongst other factors.

Estimated recoverable reserves and resources are used to determine the depreciation of property plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions
The amounts recorded for decommissioning and restoration provisions (DRP) are based on future costs estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management that results in an obligation.

The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The DRP requires other significant estimates and assumptions such as requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

Retirement Benefit Plans
The cost of providing benefits through defined benefit pension plans and post-retirement benefit plans is actuarially estimated.  Cost and obligation estimates depend on management’s assumptions about future events, which are used by actuaries. Actuarial assumptions used include factors such as discount rates, expected plan performance, salary escalation, expected health care costs, retirement dates of employees and life expectancy. Actual results may differ materially from those estimates based on these assumptions.

Current and Deferred Income Taxes
The determination of our tax expense for the year and its deferred tax liabilities and assets involves significant management estimate and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities.  Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences are not expected to occur in the foreseeable future and can be controlled. Management also makes estimates of future taxable profits, which affects the extent to which

Teck 2011 Management’s Discussion and Analysis	35

potential future tax benefits may be used.  Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. We are subject to assessments by various taxation authorities who may interpret tax legislation differently.  These differences may affect the final amount or timing of the payment of taxes. We provide for these differences, where known, based on management’s best estimate of the probable outcome of these matters.

Fair Value of Derivatives
We value our derivative instruments using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible. Changes in these assumptions could impact the carrying value of derivative instruments and the amount of unrealized gains or losses recognized in other operating income (expense) and non-operating income (expense).

Outstanding Share Data

As at February 28, 2012, there were 576,620,095 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 7,194,736 employee stock options outstanding, with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion are set out in the equity note to our 2011 consolidated financial statements.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 Years	Total

Debt	$744	$1,310	$1,658	$7,697	$11,409
Operating leases	43	50	41	26	160
Capital leases	61	19	5	19	104
Road and port lease at Red Dog (Note 1)	18	36	36	282	372
Minimum purchase obligations (Note 2)
Concentrate, equipment and supply purchases	1,081	115	97	196	1,489
Shipping and distribution	75	5	5	3	88
Pension funding (Note 3)	94	-	-	-	94
Other non-pension post-retirement benefits (Note 4)	11	25	29	347	412
Decommissioning and restoration provision (Note 5)	54	82	57	1,234	1,427
Other long-term liabilities (Note 6)	17	31	14	23	85
Contributions to the Fort Hills oil sands project (Note 7)	216	1,069	-	-	1,285
	$2,414	$2,742	$1,942	$9,827	$16,925

Notes:
(1)
We lease road and port facilities from the Alaska Industrial Development and Export Authority through which we ship metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2)	The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3)
As at December 31, 2011, the company had a net pension deficit of $278 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2012 in respect of defined benefit pension plans is $94 million. The timing and amount of additional funding after 2012 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4)
We had a discounted, actuarially determined liability of $412 million in respect of other non-pension post-retirement benefits as at December 31, 2011. Amounts shown are estimated expenditures in the indicated years.

(5)
We accrue environmental and reclamation obligations over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rate of 4.95% and inflation factors of 2.00%.

(6)	Other long-term liabilities include amounts for post-closure, environmental costs and other items.
(7)
In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. In September 2007, we acquired an additional 5% interest, bringing our total interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of $5 billion of project expenditures after project spending reaches $2.5 billion. We are presently funding at this level. Thereafter, we are responsible for our 20% share of development costs. As a decision to proceed with the project has not yet been made, no additional commitments beyond our earn-in commitment are presently shown. In the event of project abandonment, as agreed to by the partners, monies held by the Fort Hills Energy Limited Partnership would be returned to the partners in the respective equity ratios after having fulfilled all funding obligations to an aggregate of $7.5 billion.

Teck 2011 Management’s Discussion and Analysis	36

International Financial Reporting Standards (IFRS)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010. 2011 was our first year reporting under IFRS.

Our IFRS conversion team identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post-implementation. We have now completed our IFRS conversion project through implementation. Post-implementation will continue in future periods, as outlined below.

The following outlines our transition project, IFRS transitional impacts and the ongoing impact of IFRS on our financial results.

Transitional Financial Impact
As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of approximately $134 million as at January 1, 2010. The table below outlines adjustments to our equity on adoption of IFRS on January 1, 2010, and at December 31, 2010 for comparative purposes.

(Cdn$ in millions)	January 1, 2010	December 31, 2010
Equity under Canadian GAAP	$14,591	$16,176
Decommissioning and restoration provisions	175	142
Borrowing costs	(54)	(44)
Employee benefits	(363)	(445)
Financial instruments	(32)	(19)
Foreign currency translation	(2)	(41)
Reversal of impairment	22	22
Provisions	(4)	(6)
Income and resource taxes	124	110
Total IFRS adjustments to equity	(134)	(281)
Equity under IFRS	$14,457	$15,895

A reconciliation of our comprehensive income under Canadian GAAP and IFRS for the year ended December 31, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

Comprehensive Income Impact
As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our profit of approximately $39 million for the year ended December 31, 2010. We have also recorded a reduction in our comprehensive income of approximately $147 million for the year ended December 31, 2010.

The following is a summary of the adjustments to comprehensive income for the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to our consolidated financial statements):

Teck 2011 Management’s Discussion and Analysis	37

(Cdn$ in millions)	Year ended December 31, 2010
Comprehensive income under Canadian GAAP	$1,928
Profit adjustments
Decommissioning and restoration provisions	(33)
Employee benefits – amortization of actuarial gains and losses	37
Financial instruments – embedded derivative	13
Foreign exchange	(13)
Borrowing costs	10
Provisions	(2)
Income and resource taxes	(51)
Total profit adjustments	(39)
Other comprehensive income adjustments
Currency translation adjustments	(26)
Employee benefits – actuarial gains (losses)	(119)
Income and resource taxes	37
Total other comprehensive income adjustments	(108)
Total comprehensive income adjustments	(147)
Comprehensive income under IFRS	$1,781

Cash Flow Impact
The only IFRS transition adjustment that impacted our cash balance in 2010 was as a result of our accounting policy choice to proportionately consolidate joint ventures, specifically Galore Creek. We have recorded our 50% portion of Galore Creek’s cash balance throughout 2010, which did not have a material impact on our cash balances. None of the other IFRS transition adjustments noted above had an impact on our cash balances during 2010.

We have presented cash interest paid as a financing activity in our statements of cash flows under IFRS. Under previous Canadian GAAP, cash interest paid was included as an operating activity. This presentation change will increase our cash flows from operating activities and reduce our cash flows from financing activities in future periods. For the 12 months ended December 31, 2010, our operating cash flows increased by $533 million compared to Canadian GAAP, with cash flow from financing activities reduced by the same amount. There is no net impact on cash and cash equivalents as a result of this presentation change.

Financial Statement Presentation Changes
The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate to the further break-out of balances on the face of the balance sheet, including retirement benefit provisions, deferred tax assets and investments in associates. In addition, we combined components of other assets and our investment balance into the “Financial and other assets” line. The changes to our cash flow statement are outlined above.

Teck 2011 Management’s Discussion and Analysis	38

The following is a summary of the significant changes to our consolidated statement of income:

—
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

—
Other operating income (expense) includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, share-based compensation, commodity derivatives, gains or losses on sale of operating assets and provisions for our closed properties. Non-operating income (expense) includes items we consider to arise from financial and other matters and includes such items as foreign exchange, debt refinancing costs, marketable securities gains and losses, and gains and losses on the revaluation on other derivatives.

—
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

—	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

Control Activities
For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures
We have assessed the impact of the IFRS transition project on our financial covenants and key ratios. The transition did not significantly impact our covenants and key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements. We have identified compensation arrangements that are calculated based on indicators in our financial statements. Our Human Resources department will ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems
The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We also do not expect significant changes in the post-convergence periods.

Teck 2011 Management’s Discussion and Analysis	39

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. We note that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that we have selected. In particular, new or revised IFRSs or IFRICs in relation to consolidation, disclosure of interests in other entities, joint arrangements, financial instruments, fair value measurement, post-employment benefits, other comprehensive income and stripping costs in the production phase of a surface mine were issued and will be effective post-2013. We note that the International Accounting Standards Board is currently considering including an extractive activities project on their agenda, which could significantly impact our financial statements, primarily in the areas of capitalization of exploration costs and disclosures. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations are evaluated as they are drafted and published. We also expect new or revised IFRSs and IFRICs in relation to revenue recognition, leases, hedging and discontinued operations to be issued in the near future.

Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2011. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2011.

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2011, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control Over Financial Reporting
Other than changes related to our IFRS transition plan, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Teck 2011 Management’s Discussion and Analysis	40

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with accounting principles generally accepted in Canada (GAAP), which effective January 1, 2011 transitioned to International Financial Reporting Standards. This document refers to gross profit before depreciation and amortization, EBITDA, adjusted profit, adjusted earnings per share, and the net debt to net debt-plus-equity ratio, which are not measures recognized under GAAP in Canada or the U.S. and do not have a standardized meaning prescribed by GAAP.

Gross profit before depreciation and amortization is gross profit as reported with depreciation and amortization excluded. EBITDA is profit attributable to shareholders before interest, finance expense net of finance income, income and resource taxes and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. Adjusted earnings per share is calculated by dividing the adjusted profit amount by our reported weighted average shares outstanding. Net debt is total debt as reported less cash and cash equivalents. The net debt to net debt-plus-equity ratio takes total debt as reported, and divides that by the sum of net debt plus total equity.

These measures may differ from those used by different issuers, and may not be comparable to such measures as reported by others. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Teck 2011 Management’s Discussion and Analysis	41

Reconciliation of Gross Profit Before Depreciation and Amortization
($ in millions)	2011	2010
Gross profit	$4,877	$3,522
Depreciation and amortization	911	916
Gross profit before depreciation and amortization	$5,788	$4,438

Reported as:
Copper
Highland Valley Copper	$486	$487
Antamina	588	420
Quebrada Blanca	255	406
Carmen de Andacollo	288	91
Duck Pond	57	58

Coal	3,306	2,261

Zinc
Red Dog	547	571
Trail	256	155
Other	2	9
Inter-segment sales	3	(20)
Gross profit before depreciation and amortization	$5,788	$4,438

Reconciliation of Profit Attributable to Shareholders to EBITDA
($ in millions)	2011	2010
Profit attributable to shareholders	$2,668	$1,820
Finance expense net of finance income	482	596
Provision for income and resource taxes	1,398	994
Depreciation and amortization	911	916
EBITDA	$5,459	$4,326

Teck 2011 Management’s Discussion and Analysis	42

Quarterly Reconciliation
($ in millions)	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Profit attributable to shareholders	$637	$814	$756	$461	$325	$316	$283	$896
Finance expense net of finance income	134	133	109	106	130	146	153	167
Provision for income and resource taxes	311	470	366	251	333	240	213	208
Depreciation and amortization	222	243	230	216	225	219	239	233
EBITDA	$1,304	$1,660	$1,461	$1,034	$1,013	$921	$888	$1,504

Teck 2011 Management’s Discussion and Analysis	43

Caution on Forward-Looking Information

This document contains certain forward‑looking information and forward‑looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward‑looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These forward‑looking statements, principally under the heading “Outlook”, but also elsewhere in this document, include estimates, forecasts, statements and information as to management’s expectations with respect to, among other things, our strategies, projects, future production and operating performance, future financial performance and cash flows, our plans for our operating and development projects, including our oil sands projects, forecast production from our operations, forecast operating costs, expected progress, costs and outcomes of our various expansion projects, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, the timing and outcome of expected production increases, the reopening of the Quintette coal mine, future production estimates and guidance, sales volumes and selling prices for our products (including the settlement of coal contracts with customers), capital expenditures, mine production costs, demand and market outlook for commodities, future commodity prices, the settlement of coal contracts with customers and labour contracts with employees, the outcome of mine permitting currently underway, timing of various studies on our projects, the impact of measures required to manage selenium discharges, the timing of the closing of the acquisition of SilverBirch, the hypogene project at Quebrada Blanca, potential mine life increases at Highland Valley Copper and the timing of completion and results of the modernization program at the operation, increased port capacity, the time frame for the review of our proposal for the Frontier project, and the outcome of legal proceedings involving the company.

These forward‑looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production, production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, ability to deliver product to customer smelters for treatment and refining, positive results from the studies on our expansion projects, our ability to secure adequate transportation for our products, improvements in customer demand for coal, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers and with respect to the SilverBirch transaction, assumptions regarding the satisfaction of closing conditions. The foregoing list of assumptions is not exhaustive.

Events or circumstances could cause actual results to vary materially. Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or

Teck 2011 Management’s Discussion and Analysis	44

processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, failure of our transportation providers moving our products to our customers or to provide port services, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, changes or deterioration in general economic conditions and unexpected delays or difficulties in obtaining permits. Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward‑looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward‑looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2011, filed on SEDAR and on EDGAR under cover of Form 40‑F.

Teck 2011 Management’s Discussion and Analysis	45